Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

NEWS RELEASE

TENKE PROJECT UPDATE

Toronto, January 26, 2009 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to report that the Tenke copper/cobalt project is expected to enter the commissioning phase in the second quarter of 2009 with a target of producing first copper cathode in that quarter. Full commercial production is forecast in the second half 2009. Please see attached photos showing construction progress.

Commenting on this Mr. Phil Wright, President and CEO of Lundin Mining said "Construction progress is matching world’s best practice and we are impressed with the way Freeport are handling this.

"This is a world class project that is now approaching production, benefiting all stakeholders including the equity shareholders, the Government of the DRC and the surrounding communities" Mr. Wright said.

Excellent construction progress is being made under the leadership of Freeport-McMoRan Copper & Gold Inc.. ("Freeport"), an onsite work force in excess of 8,000 continue to progress with safety performance on the project equal to world’s best in class.

Pre-production mining at Kwatebala has produced an initial stockpile of mill grade ore, the operations work force is continuing to be assembled and trained and startup supplies of diesel, acid and other critical process consumables are on site.

The Company is pleased to report that construction costs to complete the initial phase of the project are expected to be below Freeport’s previous capital cost estimate of $1.75 billion. The Company’s obligations for cash funding of capital costs for the initial phase of production were completed in November 2008. Lundin Mining’s capital requirements for 2009 on Tenke are expected to be less than $40 million covering: prorata working capital; exploration drilling; expansion studies; and other minor costs.

Lundin Mining and Freeport have committed to long term regional infrastructure investments in the DRC at an unprecedented level. The investment in national road upgrades made by a consortium of mining companies assembled by Freeport ahead of the last rainy season working in conjunction with local and national authorities, has been a significant contributor to not only Tenke’s construction schedule improvements, but also to facilitating regional trade by dramatically improving travel times between the major population centers in the south of Katanga Province.

Through a $US 140 million financing and technical support agreement with the Congolese state power authority, refurbishment of the Nseke hydro plant and upgrades to the regional transmission system is advancing to significantly improve reliability and overall power available on the grid. The Tenke partners are also contributing to other regional infrastructure including improvements of the border crossing facilities at the DRC/Zambian border aimed at improving transport times for imports and exports.

Project sponsored social investment programs continue to expand including local micro enterprise businesses, agricultural capacity building initiatives, malarial abatement, new medical facilities, and several new schools are now in full operation.

About Lundin Mining

Lundin Mining holds a 24.75% equity interest in the Tenke Fungurume Copper/Cobalt Project, in Katanga Province, Democratic Republic of Congo. Construction of the first phase of operations is nearing completion by operating partner Freeport. Upon completion of this first phase of Tenke development, the mine is expected to produce approximately 115,000 metric tonnes per annum ("tpa") of copper cathode, and 8,000 tpa cobalt.

On Behalf of the Board, Phil Wright President and CEO

For further information, please contact:

Sophia Shane, Investor Relations North America: 604-689-7842
Josh Crumb, Senior Business Analyst: 416-342-5560
Robert Eriksson, Investor Relations Europe: +46 (701) 112615 :

Forward Looking Statements
Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Notes to Investors - Reserve and Resource Estimates

In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed or incorporated by reference in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), classified in accordance with Canadian Institute of Mining Metallurgy and Petroleum’s "CIM Standards on Mineral Resources and Reserves Definitions and Guidelines" (the "CIM Guidelines"). The definitions of mineral reserves and mineral resources are set out in our disclosure of our mineral reserve and mineral resource estimates that are disclosed or incorporated by reference in this Annual Information Form.

The Company uses the terms "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". While those terms are recognized by Canadian securities regulatory authorities, they are not recognized by the United States Securities and Exchange Commission (the "SEC") and the SEC does not permit U.S. companies to disclose resources in their filings with the SEC.

Pursuant to the CIM Guidelines, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis, including any feasibility study. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.